EXHIBIT 10.19

MULTIFOODS LOGO

33 South 6th Street  P.O. Box 2942  Minneapolis, MN 55402-0942  612-340-3621


PERSONAL & CONFIDENTIAL

July 10, 1995


Mr. Robert S. Wright
[address]

Dear Bob:

We are pleased to confirm the verbal understanding and agreement we reached regarding your employment with Multifoods.

1.   Your position will be President, Bakery.

2. In this position you will report directly to Tony Luiso, Chairman, President and Chief Executive Officer, International Multifoods, and you will have the direct operating responsibility for the present North America Bakery and Canada Consumer divisions. Confirming our conversation, this is not a staff or group vice president position but will be considered an operating position directly managing the business operations of these two divisions. This assignment could have an impact on the way in which the two businesses are structured and we will discuss those changes with you as they arise.

3. Your primary office will be in Minneapolis, Minnesota, and will be located with the present North America Bakery facility. The effective date of your re-employment with Multifoods will be no later than August 14, 1995.

4. Your starting salary will be $260,000 annually, and as you know, salary reviews at this level of the Company are conducted every 15-18 months.

5. Multifoods' fiscal year is from March 1 to February 28. Your annual incentive opportunity at business plan level will be 50% of base salary with a maximum of 65% and a threshold of 15%. We will include you in the corporate incentive plan for the full Fiscal Year 1996 even though you are joining us in August 1995. At target level, the bonus opportunity therefore for FY 1996 is $130,000, which will be guaranteed and will count toward the MBP plan.

6. We will also guarantee an employment bonus of $60,000 to offset the remaining annual bonus you likely would have received from your present employer and to offset other perquisites which you are relinquishing with your present employer. You agree to return $30,000 of the full amount to Multifoods if within a one year period you voluntarily terminate your employment with the Company.

7. A recommendation will be made to the Compensation Committee at its meeting on September 15, 1995, for the following:

  a. A 10,000 share restricted stock grant, which will fully vest at the end of seven years. We will provide an acceleration based on the achievement of certain Corporate financial goals during the period FY
'96 - FY '98. A separate agreement will be prepared for you following the grant at the Compensation Committee Meeting. This is the current cycle of the Corporate Long Term Incentive Plan in which all corporate senior executives are participating.

  b. A 15,000 stock option share grant which will be valued as of the average of Multifoods stock price on that date. You will also subsequently be considered for a stock option grant when the Compensation Committee meets in March at which time grants are considered for all senior executives.

  c. You will be recommended for participation in the Corporation's Management Benefit Plan (MBP). The recommendation will be to include your prior service of two years and the two prior bonuses which you received with Multifoods as listed below:

          1993 = $61,200
          1994 = $136,939

In addition, the Company will grant you five years of credited service toward vesting. I have attached a description of the MBP plan for your information.

8. You will be immediately eligible for the Company's Employee's Retirement Plan with your prior service restored, and from your rehire date we will grant you an additional year of service credit in ERP for each year of actual service. In other words, going forward from your rehire date you will have twice the service credit you would normally have based on actual service. I have reviewed the financial impact of this arrangement with you and have attached the calculations under the present ERP formula assuming your retirement at age 55 and also at age 62.

Under the ERP qualified plan, you must work for five years to be vested. Since you have two years of credited service restored, you need only 1-1/2 additional years (since we are doubling each year) to be vested in ERP.

9. We will also recommend to the Compensation Committee at the September meeting that you receive a Change of Control severance agreement similar to that of other executives in the corporation.

10. You will be protected in a case of involuntary termination, except for cause, for a period of two years, and if this involuntary termination should occur during the first year, we will pay you 24 months' salary.
If the termination should occur during the second year, we will pay you
18 months' salary. After that you will be covered by the normal severance practices of the corporation. Any severance arrangement will require a release prepared by Multifoods and signed by you as well as an agreement not to compete with Multifoods for a period of one year.

11. Multifoods will provide temporary housing in Minneapolis for you for a period of up to one year, and then the Multifoods' relocation policy will apply with the home purchase provision. This is in recognition of your family circumstance in which you are unable to move for at least one year because of a child in school. It is possible that some portion of the temporary housing will be taxable income to you; however, we have taken that into account by providing the employment bonus to you.

The Company will guarantee you up to $300,000 on loss on the sale of your house. Your investment is $1,015,000 and the appraised value is approximately $800,000. Therefore, a minimum sale price of $715,000 will cause you to receive full value for your house.

12. Multifoods has revised its benefit programs, and a new health care benefit program will be in effect as of September 1, 1995. I have attached copies of the new programs for your information. Since you will be joining us in August 1995, we recommend you maintain coverage under COBRA continuation with your present employer. We will reimburse you for your cost of COBRA until September 1, 1995.

13. You will be immediately eligible for participation in the company's 401(k) plan. As you know, the Company match is 50% of the first 7% of the employee's contribution.

14. In accordance with our conversation, you will be entitled to four weeks' vacation. Our vacation year is from January 1 to December 31.

Bob, will you please let me know if you have any questions following your review of this offer. The offer is contingent upon your completion of an executive type physical examination. If you have had a recent physical exam, then written assurance from your doctor, followed by a written summary of the condition of your health, will constitute "satisfactory completion".

Bob, we are extremely pleased with the prospect of having you rejoin Multifoods. We are counting on your contribution and strongly believe you will have a significant impact on the corporation. We also believe that Multifoods can offer you a challenge and growth opportunities in the years ahead.

Will you please indicate your acceptance of our offer by signing and dating the original of this letter and returning it to me at your earliest convenience.

Best regards,


/s/ Robert F. Maddocks
Robert F. Maddocks
Vice President, Human Resources

RFM:rg
cc:     A. Luiso


                       Accepted by:           /s/ Robert S. Wright
                                              Robert S. Wright
                                              July 11, 1995
                                              Date